

August 9, 2013

Via E-mail
R. Scott Vansant
Senior Vice President and Chief Financial Officer
Euramax Holdings, Inc.
303 Research Drive; Suite 400
Norcross, GA 30092

      Re: **Euramax Holdings, Inc.**
               Form 10-K for the Year Ended December 31, 2012
               Filed March 29, 2013
               File No. 333-05978

Dear Mr. Vansant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Risk Factors, page 14

Holders of the notes may not be able to fully realize the value of their liens, page 31

2. We note that the capital stock of your subsidiaries has been provided as collateral for $375 million of your 9.50% senior secured notes due 2016. We also note that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause you to file separate financial statements pursuant to Rule 3-16 of Regulation S-X. Please expand your risk factor disclosure to provide the following

information as of the latest balance sheet date so that noteholders can better understand the implication that the collateral cutback provision has on their security interest:

- the name(s) of any subsidiary that (1) has capital stock collateralizing the notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

- the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

- how you determined the book value and market value of each company and what the book value and market value of each company is;

- that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

- that the subsidiaries impacted by the Rule 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Audited Financial Statements

15. Supplemental Guarantor Condensed Financial Information, page 99

3. Please revise to disclose if there are any restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief